FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐           No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

Relevant Event

Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino (Fund of Sustainability Guarantee - Argentine Integrated Social Security System) (Shareholder ANSES)

Answer to the Information request on the Agenda.

Ciudad Autónoma de Buenos Aires, April 10, 2026

Securities and Exchange Commission

RE: Relevant Event

Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 28, 2026.

Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino (Fund of Sustainability Guarantee - Argentine Integrated Social Security System) (Shareholder ANSES) – Answer to the Information request on the Agenda.

Dear Sirs:

I address you to submit copy of the answer sent on the day hereof to Fund of Sustainability Guarantee - Argentine Integrated Social Security System (Shareholder ANSES) related to the information requested to us on the proposals to be discussed at the next Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 28, 2026.

Yours truly.

BANCO BBVA ARGENTINA S.A.

Eduardo González Correas

Head of Relations with the Market

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

Ciudad Autónoma de Buenos Aires, April 10, 2026

Fondo de Garantía de Sustentabilidad

del Sistema Integrado Previsional Argentino

(Fund of Sustainability Guarantee - Argentine Integrated Social Security System)

At. Flavia Vanesa Bevilacqua/ Hernan Castrogiovanni

C/ copia: Ileana Ghiggia/ María Emilia Laprovitta/ Mauricio Esteban Ceballos/ Gisela Vanesa Russo/ Gonzalo Raúl Garcia/ Gabriela Gisele Boichuca/ Guido Agustín Gallino.

RE:       Note NO-2026-34463387-ANSES-DAS#ANSES - Request for Information BANCO BBVA ARGENTINA S.A.- Shareholders Meeting April 28, 2026.

Dear Sirs,

We address you in response to the Note received on April 7, in which Banco BBVA Argentina S.A. (“BBVA Argentina”) Board First Vice President-in-office is required certain information in order to exercise the political rights in the Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 28, 2026 (the “Meeting”).

Pursuant to the requirement, we hereby provide you the required information:

a. Detail of the shareholding composition as of the date hereof. Please include a detail of the shareholders register in which it is specified the percentages corresponding to each shareholder with a participation higher than 5%, by type of share, indicating total of votes and total of shares. Please take the following chart as a sample.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

As regards this item, we inform the ordinary holdings as of March 31, 2026 as follows:

Accionista	Acciones Ordinarias Marzo 2026	% Total Acc Marzo 2026
GRUPO BBVA	407,785,801	66.55%
BBVA SA (3)	245,154,707	40.01%
BBV AMERICA SL (1), (3)	160,110,585	26.13%
CORP GRAL FINANCIERA SA (3)	2,520,509	0.41%
ACC. NO AGRUPADOS DEL PAÍS	60,910,132	9.94%
THE BANK OF NEW YORK MELLON ADRS (2)	95,167,158	15.53%
LATIBEX	359,340	0.06%
ANSES FGS LEY 26425	48,487,648	7.91%
TOTAL	612.710.079	100,00%

(1) BBV América S.L. es controlado por BBVA. Posee directamente el 26,13 % del capital accionario de BBVA Argentina.

(2) Como agente tenedor de ADSs.

(3) BBVA S.A.; BBV América SL y Corporación Gral. Financiera S.A. son sociedades que forman parte del Grupo BBVA.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

In accordance with the requested chart, form, we hereby inform the ordinary holdings as of March 31, 2026, as follows:

Accionista	Cantidad de Acciones Ordinarias Marzo 2025	% Total Acc Marzo 2025
BBVA SA	245,154,707	40.01%
BBV AMERICA S.L.	160,110,585	26.13%
THE BANK OF NEW YORK MELLON ADRS (1)	95,167,158	15.53%
ANSES FGS LEY 26425	48,487,648	7.91%
RESTO	63,789,981	10.42%
TOTAL	612,710,079	100.00%

(1) Como agente tenedor de ADSs.

b. Signed copy of the Board of Directors Meeting Minutes convening the Shareholders Meeting.

We hereby inform that the text of the Boardʼs Meeting Minutes convening an Annual General Ordinary and Extraordinary Shareholers Meeting to be held on April 28, 2026 is available in the Comisión Nacional de Valores (Argentine Securities Commission or “CNV”) Online Information System (“AIF” or Autopista de Información Financiera) under ID # 3491923.

c. Express indication of authorized staff and/or proxy to sign this request, with a copy of the document that certifies it (if it is very extensive, it may be attached only the relevant part);

The person authorized to sign this application is Eduardo González Correas, Head of Market Relations.

d. On the following items of the Agenda, published in the Official Gazette, it is required as follows:

1) Appointment of two shareholders to prepare and sign the Meeting minutes, together with the First Vice-Chairman of the Board.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

Please inform the shareholders appointed to approve and sign the Meeting minutes.

The Board proposal to the Meeting will be that two of the shareholders attending the Meeting be appointed to sign the Minutes, jointly with the First Vice-President of the Board.

2) Consideration of the Integrated Annual Report, Financial Statements, Supplementary Information and other Accounting Information, Report of the Supervisory Committee and Auditor Report related to corporate Fiscal Year 151 ended on December 31, 2025.

Please provide:

•	In the event that such information is not published in the Online Information System (“AIF” or Autopista de Información Financiera) of the Argentine Securities Commission or ("CNV"), provide a copy of all the relevant accounting documents in accordance with Section 234 of Law No 19,550 approved and signed by the Board, with the respective Supervisory Committee and External Auditor reports;
•	a breakdown of the adjustment rate used; in case the Financial Statements submitted for consideration (fiscal year ended December 31, 2025) are restated in homogeneous currency (in accordance with General Resolution CNV N° 777/2018);
•	Inform any current contract with related companies for the provision of corporate and technical services. Date of contract execution, object, price, term, renewal and addenda and details of the amounts paid as fees at the end of the fiscal year ending 31 December 2025; if applicable;
•	Additionally, it is requested to provide any other supporting information that may be relevant to consider the item;

We inform that the Integrated Annual Report and the financial statements issued as of December 31, 2025 were published in the Argentine Securities Commission or “CNV” Online Information System (“AIF” or Autopista de Información Financiera) under ID No. 3490609 on March 6, 2026.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

We also inform that the Bank submitted its financial statements in homogeneous currency - this in accordance with the accounting information framework established by the Argentine Central Bank (“BCRA”) through Communication "A" 6651 6849, as amended and supplemented, which established the mandatory application of such method as from the financial statements for fiscal years beginning on January 1, 2020 inclusive, and defined December 31, 2018 as the transition date. This situation is disclosed in Notes 2.1.5 to the consolidated financial statements as of December 31, 2025.

As mentioned in Note 2.1.5, IAS 29 requires the presentation of financial statements expressed in terms of the measuring unit at the end of the reporting period, when the functional currency of the entity corresponds to that of a hyperinflationary economy. To identify the existence of a hyperinflationary context, IAS 29 provides both qualitative guidelines and a quantitative guideline that consists of the cumulative inflation rate in the last three years reaching or exceeding 100%.

A series of indexes is used for the restatement of financial statements which is prepared and published monthly by the Argentine Federation of Professional Councils of Economic Sciences. This series combines the national Consumer Price Index (CPI) published by the National Institute of Statistics and Census (INDEC) starting from January 2017 (base month: December 2016) with the Wholesale Domestic Price Index (IPIM) published by INDEC up to that date. For the months of November and December 2015, for which INDEC did not disseminate information regarding the variation in the IPIM, the CPI variation for the Ciudad Autónoma de Buenos Aires was considered for calculation.

During the year ended 31 December 2025, the Board of Directors did not approve contracts with related parties pursuant to Section 73 of the Law 26.831.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

3) Consideration of the management of the Board of Directors, General Manager and the Supervisory Committee corresponding to the Fiscal Year 151 ended on December 31, 2025.

•	Please provide information regarding the current composition of the Board of Directors (both regular and alternate members) and the Auditing Committee (both regular and alternate members), specifying the date of appointment, term of office, and expiration date of the mandate. Additionally, please provide the full name and appointment date of the General Manager.
•	Report whether there have been resignations or modifications to the composition of each body and new appointments, if so, indicating the full name and the dates on which they occurred, as well as the relevant facts submitted to the CNV;
•	Report on the management performed by the Board of Directors, the Supervisory Committee and General Manager during the fiscal year ended December 31, 2025;
•	Additionally, it is requested to provide any other supporting information that may be relevant to consider the item;

The Financial Statements and the Board Integrated Annual Report referred to in the preceding answer give a full account of the management of BBVA Argentina Board of Directors, General Manager or Chief Executive Officer and Supervisory Committee.

The members of the Board of Directors are listed below:

BANCO BBVA ARGENTINA S.A.

Full First and Last Name	Position	Appointment	Expiration of the term of office (mm-dd-year)
Lorenzo de Cristóbal de Nicolás	President	April 26,2024	12/31/2026
Jorge Delfín Luna	First Vice President	April 28,2023	12/31/2025
Ignacio Javier Lacasta Casado	Second Vice President	April 23,2025	12/31/2025
Adriana María Fernández de Melero	Director	April 28,2023	12/31/2025
Ernesto Mario San Gil	Director	April 26,2024	12/31/2026
Gustavo Alberto Mazzolini Casas	Director	April 28,2023	12/31/2025
Gabriel Alberto Chaufán	Director	April 26,2024	12/31/2026
Gustavo Fabián Alonso	Alternate Director	April 23,2025	12/31/2027
Carlos Eduardo Elizalde	Alternate Director	April 23,2025	12/31/2027
Juan Christian Kindt	Alternate Director	April 23,2025	12/31/2027

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

To the date hereof the General Manager is Jorge Alberto Bledel and was appointed by the Board of Directors on April 26, 2024 and authorized by the Central Bank of the Argentine Republic by Resolution 291 dated August 29, 2024, He is not a member of the Board of Directors and is employed under a contract of indefinite duration; consequently, his commission does not have a date of expiration.

Members of the Supervisory Committee are as follows:

Regular Members of the Supervisory Committee	Vanesa Claudia Rodríguez
Gonzalo José Vidal Devoto
Marcelino Agustín Cornejo
Alternate Members of the Supervisory Committee	Julieta Paula Pariso Lorena Claudia Yansenson
Magdalena Laudignon

There were no resignations of members of the Supervisory Committee as of December 31, 2025.

4) Consideration of the results of the corporate Fiscal Year 151 ended on December 31, 2025. Treatment of the Retained Results as of December 31, 2025 in the amount of AR$ 249,991,362,885. It is proposed to apply: A) AR$ 49,998,272,577 to Legal Reserve; and B) AR$ 199,993,090,308 to the voluntary reserve for future distribution of results pursuant the Argentine Central Bank Rules on “Distribution of Results”, Ordered Text.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

•	Please confirm whether the proposal for the treatment and allocation of the financial year's result is the one mentioned in the relevant item on the Agenda.
•	We request to be informed of the purpose of the proposal;
•	We request to be informed of the date as of which the amounts are stated or restated that are indicated in the chart;
•	We request an indication of whether said amounts will be restated as of the date of this Meeting;
•	We request a detailed breakdown of the evolution of the Reserves (Legal Reserve, Reserve for dividend distribution, and any other reserve held by the Issuer), specifying their current composition, date of constitution, and their latest movements;
•	Regarding the Legal Reserve, we request information on whether the Company is in compliance with Article 70 of the General Corporations Law. Please provide details thereof using the following chart as sample:
Legal Reserve as of 31/12/2025 In pesos
Share Capital ( + Capital Adjustment)	$ xx
Legal Reserve	$ xx
% Legal Reserve/Share Capital ( + Capital Adjustment	xx%

Allocated to Legal Reserve In Pesos
Result for the fiscal Year	$ xx
To Legal Reserve	$ xx
% Allocated to Legal Reserve/Result for the Fiscal Year	xx%

Reserve after the proposal for the allocation of the result In Pesos
Share Capital (+ Capital Adjustment)	$ xx
To Legal Reserve	$ xx
% Legal Reserve/Share Capital (+Capital Adjustment)	xx %

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

In the event of a proposal for the constitution or allocation of any sums to reserves, the requirements are as follows:

•	Inform the reason and expediency for the constitution or allocation of sums to the existing reserves, which must be clearly and circumstantially explained, stating whether they are reasonable and respond to prudent administration, all in accordance with Sections 66, subsection 3, and 70 of Law No. 19,550;
•	Provide a detailed breakdown of the evolution of voluntary reserves and/or any other reserve constituted by the company, specifying its current composition, the date on which it was constituted, and its latest movements.

Pursuant to the provisions of Section 28, Chapter II, Title II of the CNV Rules (Ordered text by CNV Resolution No. 622/13), Banco BBVA Argentina Board of Directors has included within the text of the Agenda item, the content of the proposal to be made to the Meeting in relation to the retained results for fiscal year 2025.

The evolution of the reserves can be observed in the Separate Statement of Changes in Shareholders Equity (page 206 of the Financial Statements as of December 31, 2025). It identifies the date of the movement and the reason for its origin.

The amounts detailed below are restated in homogenous currency as of 12.31.2025 and shall not be restated as of the date of the meeting. The Legal Reserve complies with section 70 of the General Corporations Law.

Legal Reserve as of 31/12/2025 In pesos
Share Capital ( + Capital Adjustment)	$ 1,190,332,717,717
Legal Reserve	$ 951,401,696,361
% Legal Reserve/Share Capital ( + Capital Adjustment	79.93%

Allocated to Legal Reserve In Pesos
Result for the fiscal Year	$ 249,991,362,885
To Legal Reserve	$ 49,998,272,577
% Allocated to Legal Reserve/Result for the Fiscal Year	20%

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

Reserve after the proposal for the allocation of the result In Pesos
Share Capital (+ Capital Adjustment)	$ 1,190,332,717,717
To Legal Reserve	$ 1,001,399,968,938
% Legal Reserve/Share Capital (+Capital Adjustment)	84.13%

5) Partial write-off of the "Optional Reserve for future distributions of Income", in the amount of AR$ 63,057,000,000, for the distribution of a dividend to be paid in cash and/or in kind, or in any combination of both, subject to the prior authorization of the Argentine Central Bank and in accordance with the terms and conditions set forth by such entity. Delegation to the Board of Directors of the powers to determine the form, terms, negotiable securities to be delivered (if any) and other terms and conditions for the payment of dividends to the shareholders.

Please provide:

•	Report the proposed distribution of dividends;
•	Report the reason of the payment of dividends.
•	Report the kind and/or type of currency (Argentine pesos, U.S. dollars or other foreign currency) in which the payment of dividends is proposed to be made;
•	State the total amount to be paid per share in circulation and percentage value of dividend on share capital in circulation
•	Report the liquid assets available to the Company to carry out an effective distribution of dividends;
•	Indicate whether the Company has any restriction and/or policy on the distribution of dividends, which is in force at the time of this Meeting.
•	Inform whether the distribution is subject to any type of legal limitation by the Central Bank of the Argentine Republic and/or tax withholding by the tax collection agencies.
•	Since CNV Resolution No. 777/18 states that the distribution of results must be dealt with in the currency as of the date of the Shareholders' Meeting by using the price index corresponding to the month prior to such meeting, it is requested to confirm whether the proposal would be restated. If so, please indicate the calculation index and updated amounts;
•	State whether it is proposed to delegate powers to the Board of Directors/sub-delegate to certain individuals for the purpose of determining the form and date of payment of dividends. If so, indicate the estimated period within which the distribution of dividends would be made effective, which powers would be delegated/subdelegated and on which members of the Board of Directors or other persons such delegations would fall;

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

The Board of Directors expects the Meeting to approve the proposal under item 5 of the agenda. The Annual General Ordinary and Extraordinary Shareholders Meeting will be the one to make the delegation of powers to the Board of Directors and will determine the terms under which such delegation will be effective.

Regarding the distribution of Earnings, we hereby inform that the bank complies with the liquidity and solvency requirements set forth in Section 3 of the Central Bank's consolidated text on “Distribution of Results.

The Argentine Central Bank (BCRA) issued Communication "A" 6886 whereby  financial institutions must have the prior authorization of the BCRA for the distribution of their results.

We inform you that, through Communication “A” 8410 dated March 19, 2026, the Central Bank of the Argentine Republic determined that, until December 31, 2026, financial institutions that have its prior authorization—in accordance with the provisions of Section 6 of the consolidated text on Distribution of Results—may distribute their earnings in 3 (three) equal, non-cumulative monthly installments, starting from the third business day of May and each month in which payment is made. The total amount to be distributed may not exceed 60% (sixty percent) of the 2025 fiscal year's earnings, net of the amounts of legal and statutory reserves whose constitution is mandatory. Said distribution of earnings must be consistent with the information reported in the Information Regime for Business Plan and Projections and the Capital Self-Assessment Report. The calculation of the concepts provided for in Sections 2 to 5 of that consolidated text and the maximum amount to be distributed must be performed in homogeneous currency as of the date of the meeting.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

In accordance with the foregoing, the Board of Directors proposes the partial unearmarking of the discretionary reserve for future distribution of results in the amount of $ 63,057,000,000, for the distribution of a dividend to be paid in cash and/or in kind, or in any combination of both, subject to the prior authorization of the Central Bank of the Argentine Republic and the conditions established by it.

6) Consideration of the Board remuneration corresponding to the Fiscal Year 151, ended on December 31, 2025.

Please confirm the remuneration proposal for the fiscal year ended December 31, 2025.

Likewise, please provide details:

•	the number of members of the Board of Directors and how many of them would receive remuneration;
•	the total amount of advances allocated as fees to the Board of Directors as of December 31, 2025. If such payments have been made, please indicate how much each of the directors received as an advance;
•	If the overall amount proposed includes additional remuneration for the performance of technical-administrative tasks, for the membership of the Audit Committee and/or Special Committees. If so, state how much they received for technical-administrative duties, detailing the duties performed, how much they received for Special Committees and/or how much they received for being a member of the Audit Committee per director;

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

•	State whether the overall amount proposed includes compensation for directors who are employees of the Company. If so, detail how many directors are in such situation, how much is paid to each one and what duties he/she performs;
•	Please report whether the Issuer has an internal policy on the remuneration of Board members, as well as whether it has any limitations on the same in the Company's Bylaws.
•	Whether the Board of Directors will be authorized to pay advances on fees for the fiscal year commenced on January 1, 2026. Furthermore, please indicate the term in which it will be carried out and the amounts foreseen. Likewise, please detail which parameters would be used to determine the amount of the advances.
•	Additionally, report a comparison of the amounts approved for the last fiscal year and the proposal for the fiscal year ended December 31, 2025, identifying the number of members in each fiscal year.
Board Remuneration	Approved Ended 31/12/2024	Proposal Ended 31/12/2025
Overall amount
Nominal increase
Percentage increase

The proposed remuneration of the Board of Directors for the performance of their duties during fiscal year 2024 amounts to Ps. 605,051,736.96.

In compliance with the Central Bank's rules that prohibit the members of the Bank's Board of Directors from performing executive duties, since the Bank is classified as Category "A", none of the Directors appointed during fiscal year 2025 were in a relationship of dependence with the Bank, neither did they receive fees for technical-administrative tasks.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

All proposals for fees of BBVA Argentina Board of Directors have been previously approved by the Appointments and Remuneration Committee and have the favorable opinion of the Audit Committee under Law 26,831.

Regarding the setting  of the amount paid individually to each director for his performance during the 2025 financial year, the provisions prescribed in Section 75 of Decree N° 471/2018 shall be complied with in due time, in accordance with the CNV Interpretative Criteria No. 45.

The Issuer does not have a specific internal policy regarding the remuneration of the members of the Board of Directors; however, its Remuneration Policy, as applied to BBVA Argentina employees, contemplates that consideration shall be given to the dedication and functions performed by each director (or administrator), as well as the market value of the function, the Entity’s specific characteristics, and local practice. Said remuneration must be considered by the Appointments and Remuneration Committee, the Auditing Committee, the Board of Directors, and approved by the General Shareholders' Meeting. Furthermore, it is informed that there is no limitation in this regard in the company Bylaws.

It also provides for the payment of advancements as fees for the performance of his office as Director in accordance with the terms stated in the General Law on Companies and the rules of the National Securities Commission, with a monthly frequency. Each year, the total amount of fees paid for this purpose during the financial year is submitted to the Shareholders' Meeting.

The proposed remuneration of the Board of Directors for the year ended December 31, 2025 is detailed:

Board Remuneration	Approved Ended 31/12/2024	Proposal Ended 31/12/2025
Overall amount	$ 402,230,471.88	$ 605,051,736.96.
Nominal increase		$ 202,821,265.08
Percentage increase		50.42%%

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

7) Consideration of the Supervisory Committee remuneration corresponding to the Fiscal Year 151, ended on December 31, 2025.

•	Please inform the proposed remuneration of the Supervisory Committee for the fiscal year ended December 31, 2025;
•	Please inform the breakdown of the total amount proposed and the amount per member of the Supervisory Committee, as well as the amount advanced per such member during the fiscal year ended December 31, 2025;
•	Finally, please indicate whether the Board will be authorized to pay advances of fees to the Audit Commission for the financial year beginning on January 1, 2026. Identify advances from each trustee; thus indicate term of payment and the stated amount. Further, describe the parameters that would be used to determine the amount of advance payments.
•	Additionally, we request a comparison of the amounts approved for the last fiscal year and the proposal for the fiscal year ended December 31, 2025, identifying the number of members in each fiscal year, using the following sample if possible:

Supervisory Committee Remuneration	Approved Ended 31/12/2024	Proposal Ended 31/12/2025
Overall amount
Nominal increase
Percentage increase

The proposed remuneration of the Supervisory Committee for the fiscal year ended December 31, 2025 is detailed:

Supervisory Committee Remuneration	Approved Ended 31/12/2024	Proposal Ended 31/12/2024
Monto Global	$ 36,977,907.40	$ 80,611,838.13
Incremento Nominal		$ 43,633,930.73
Incremento Porcentual		118%

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

Regarding the setting  of the amount paid individually to each trustee for his performance during the 2025 financial year, the provisions prescribed in Section 75 of Decree N° 471/2018 shall be complied with in due time, in accordance with the CNV Interpretative Criteria No. 45.

Moreover, provision is also made for the payment of advances against fees for the performance of the duties as trustee, taking into account the responsibilities of the trustees, the time spent in their duties, their competence and professional reputation, and the market value of their services, with a monthly frequency. Each year, the total amount of fees paid for this purpose during the financial year is submitted to the Shareholders' Meeting.

8) Determination of the number of members of the Board of Directors.

•	Please provide information on the proposed number of members and alternates to serve on the Board of Directors;
•	In the event that the determination of the members has been discussed by the Board of Directors and/or the Auditing Committee and/or the Appointments and Remuneration Committee, please send the minutes of said meetings.

Article 10 of Banco BBVA Argentina S.A.̓ s By-Laws sets forth that the Company Board of Directors may be composed of a minimum of three Regular Directors and a maximum of nine, and an equal or lesser number of Alternate Directors, as established at each annual meeting.

At present, the Board of Directors of the Company is composed of seven Regular Directors and three Alternate Directors.

The terms of the Regular Directors Jorge Delfín Luna, Ignacio Javier Lacasta Casado, Adriana María Fernández de Melero y Gustavo Alberto Mazzolini Casas, expired on December 31, 2025.

The Board of Directors refrains from making proposals and waits for the Meeting to determine the number of members of the Board of Directors.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

9) Election of Directors, as appropriate, depending on what is resolved in respect of the preceding point. Authorization for carrying out the proceedings and filings and registration of the adopted resolutions.

•	Please provide information on the proposed appointment of regular and alternate members of the Board of Directors, indicating the full names of the proposed candidates, the duration of their terms of office and information on their backgrounds and/or curricula vitae proving their suitability for the position; as well as whether they will qualify as independent.
•	Please inform the persons who will be authorized for such purposes, indicating their full name and whether they have any labor relationship with the company. If so, indicate their position within the Company.

The Board refrains from making proposals regarding the election of directors with the sole exception of authorizing any of the Directors of the Company, so that, with the broadest powers, they may make a public deed and/or perform any necessary and/or convenient act in order to implement and submit the resolutions approved by the Meeting to the Argentine Securities and Exchange Commission and proceed to the registration with the corresponding Public Registry.

Notwithstanding the foregoing, please be advised that the Appointments and Remuneration Committee, at its meeting held on March 2, 2026, analyzed the proposal from the shareholder Banco Bilbao Vizcaya Argentaria S.A. to designate Mr. Carlos Eduardo Elizalde, the current alternate director, as a regular director, in replacement of Adriana María Fernández de Melero, and to designate María Soledad Duro Ruiz in order to cover the vacancy for the position of alternate director. Said committee issued a favorable opinion, considering that Ms. María Soledad Duro Ruiz mets the requirements on background and experience to be appointed as Alternate Director.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

10) Election of three regular members and three alternate members to integrate the Supervisory Committee during the current fiscal year.

•	Please provide information on the proposed appointment of regular and alternate members of the Supervisory Committee, indicating the full names of the proposed candidates, the duration of their terms of office and information on their backgrounds and/or curricula vitae proving their suitability for the position.

Pursuant to Article 19 of BBVA Argentina By-Laws, the supervision of the Company is in charge of three regular members, appointed annually by the General Ordinary Shareholders Meeting, which must also elect an equal number of alternates for the same term of office.

As of December 31, 2025, the terms of office as follows, are expired:

(i)	Regular members: Dra. Vanesa Claudia Rodríguez, Dr. Gonzalo José Vidal Devoto y Dr. Marcelino Agustín Cornejo.
(ii)	Alternate members: Dra. Julieta Paula Pariso, Dra. Lorena Claudia Yansenson and Dra. Magdalena Laudignon.

The Board of Directors refrains from making proposals in this regard and waits for the Shareholders to make the proposal as to who sh all occupy such positions.

11) Remuneration of the accountant giving his opinion corresponding to the financial statements for Fiscal Year 151, ended on 31 December 2025.

•	We request to be informed of the proposed remuneration for the certifying accountant;
•	We request an indication of whether said amount of remuneration will be restated as of the date of this Meeting;
•	We request that the reasonableness of the proposed amount be specified;
•	Should there be a considerable increase, we request to justify the reasons therefore;

Additionally, we request a comparative analysis of the amount approved for the preceding annual fiscal year versus the proposal for the fiscal year being submitted for consideration, taking the following chart as sample if possible:

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

Accountant Remuneration	Approved Ended 31/12/2024	Proposal Ended 31/12/2025
Overall amount
Nominal increase
Percentage increase

The Board of Directors of BBVA Argentina has resolved to propose to the Shareholders' Meeting the amount of Ps. 3,019,212,698.70 plus VAT, as remuneration for the accountant auditing the Financial Statements for the fiscal year 2025, susch amount shall not be restated as of the date of the Meeting.

This proposal has the favorable opinion of the Audit Committee under Law 26,831.

The proposed fees for the accountant auditing the Financial Statements for the fiscal year ended December 31, 2025 are as follows:

Accountant Remuneration	Approved Ended 31/12/2024	Proposal Ended 31/12/2025
Overall amount	$ 2,459,466,317	$ 3,019,212,698.70
Nominal increase		$ 559,746,381.70
Percentage increase		22.75%

12) Appointment of the accountant giving his opinion corresponding to the current fiscal year.

•	Report the proposal for the appointment of the certifying auditor (full name of the candidates and name of the Firm), both the regular and alternate, with their background that proves their suitability for the position;

The Board has decided to propose to the next Meeting the appointment of Pistrelli, Henry Martin y Asociados S.A., and for the appointment of Javier José Huici as Regular External Auditor and Fernando Ariel Paci as Alternate External Auditor.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

13) Allocation of the budget to the Audit Committee under Capital Markets Law 26,831 for professional advice.

•	Se solicita se informe la propuesta del presupuesto para el Comité de Auditoría.
•	We request that the reasonableness of the proposed amount be stated.
•	Adicionalmente, solicitamos un comparativo del monto aprobado respecto del último ejercicio anual y la propuesta para el ejercicio que se somete en consideración, utilizando de ser posible el siguiente modelo:

Budget item Audit Committee	Approved Ended 31/12/2025	Proposal for the Fiscal Year Ended 31/12/2026
Overall amount
Nominal increase
Percentage increase

BBVA Argentina Board has resolved to propose to the Meeting the amount of Ps. 33.636.648 as a budget for the operation of the Audit Committee under Law 26,831.

Please find attached a table with the requested information.

Audit Committee Budget item	Approved Ended 31/12/2025	Proposal Ended 31/12/2026
Overall amount	$ 29,505,831.58	$ 33,636,648
Nominal increase		$ 4,130,816.42
Percentage increase		14%

14) Amendment of Article 15, subsection L, of the bylaws, in relation to corporate bond programs. Authorization to the Board of Directors to prepare and approve a consolidated text of the Bylaws.

•	We request to be informed of the text of the proposed amendment, indicating the rationale and expediency of the proposed reform.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

•	Please provide a comparative chart with the current text and the proposed amendment, as well as inform the status of the process with the National Securities Commission (CNV) pursuant to Section 8 of Section II of Chapter IV (Corporate Oversight) of Title II (Issuers) of CNV General Resolution No. 622/2013 (R.O. 2013). Should there be any remarks from the CNV, please inform us, with a copy of the pertinent texts.
•	Please state the persons who will be authorized for such purposes, indicating their full name and whether they have any employment relationship with the company. If applicable, indicate their position within the Company;
•	Furthermore, please submit the consolidated text of the corporate bylaws proposed for consideration.
•	Please include a copy of the final consolidated text proposed for approval.

Additionally, please provide any other supporting information that may be relevant to considering the ítem;

The draft reform of the bylaws that was submitted to the National Securities Commission for its analysis is transcribed below: SECTION FIFTEEN: The Board of Directors is vested with the broadest powers for the administration of the company and disposition of the corporate assets, including those for which the law requires special powers pursuant to Section 375 of the National Civil and Commercial Code and Section 9 of Decree-Law 5965/63. Consequently, it may execute legal acts in the name of the company that tend to the fulfillment of the corporate purpose, including,but not limited to: a) Exercise the direction and administration of the company; b) Exercise the legal representation of the company through its Chairman or his substitutes; c) Appoint and remove managers and sub-managers and resolve all matters pertinent to personnel and the administrative regime, issuing the rules and regulations it deems relevant; d) Resolve the opening or closing of branches, or any other type of representation in the country or abroad; e) Grant special or general powers of attorney, with or without a substitution clause, and revoke them; f) Represent the company in litigious matters, with the power to compromise, submit to arbitration, and waive the right to appeal; g) Sell, purchase, exchange personal property and real estate, enter into lease agreements, collect and receive all amounts owed to the company; h) Carry out operations with the Central Bank of the Argentine Republic, Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires, and any other official or private, national or foreign financial institution; i) Accept mandates, representations, and commissions; j) Grant guarantees, sureties, and collateral; k) Call ordinary and extraordinary general Shareholders' Meetings in the cases provided for by current legislation; l) Approve the issuance of corporate bonds (obligaciones negociables) without the need for a Shareholders' Meeting, in accordance with Section 9 of Law 23,576 (text pursuant to Law 27,440), as well as grant the broadest powers to create global issuance programs, establish their terms and conditions, order the modification of terms and conditions, increase or decrease the amount, and renew terms, all without requiring a prior delegation of authority from the Shareholders' Meeting and, if applicable, subject to prior resolution of the competent corporate body according to the respective legislation, approve the issuance of any other security, paper, or instrument admissible under current or future, national or foreign legislation; m) Annually present the financial statements for the fiscal year and any other measure related to the Ordinary Meeting.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

The reason for this reform is to incorporate into the bylaws the attribution to the Board of Directors of broad powers to create corporate bond issuance programs and related powers, without the need for a Shareholders' Meeting, which shall grant great flexibility in the issuance of said instruments. The legal representative and/or any of the Directors of the Company will be authorized to sign the corresponding deed and carry out any procedure before the National Securities Commission and the Public Registry of Commerce in order to register said reform.

Sin otro particular, saludo a Uds. muy atentamente.

Yours sincerely.

____________________________

Eduardo González Correas, Attorney-at-Law

Director of Legal Services Department

Banco BBVA Argentina S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: April 10, 2026	By: /s/ Carmen Morillo Arroyo Name: Carmen Morillo Arroyo Title: Chief Financial Officer